LinkedIn Post:

My heart is full of gratitude.💕

My biggest motivational force in life is to be of service, build community and help others.

I studied Psychology and Social Work because I spent all my time helping my friends so I figured I may as well get paid to help 😝. My time spent working in those fields and now the time I am spending building My Panda is all in the name of making a difference and supporting others.

Helping is it's own reward, but when you get feedback, compliments and gratitude from others you respect and those you are striving to help, it makes it all the sweeter.

"Because I believe in you."

"I have known Tamara to be an honest, capable, and intelligent person, therefore I trust that this venture will be successful under her leadership."

"I believe in My PANDA and even more in Tamara! Let's go!!"

"My PANDA Laurie has been amazing and I want to support her and the business so others can experience the benefits of having a PANDA"

"I believe in you and your endeavor. I've watched you work tirelessly to see this plan come to fruition. I'll look forward to you sharing your progress. I'm very excited for you and your team!"

These are actual comments from members of the My Panda community who have chosen to invest in our Community Round on the WeFunder platform. We spun up this Round because we had customers, Pandas, and other supporters who wanted to play a part in helping us grow. They heard that we were raising investment money and they wished they had enough money to contribute.

They are normal people, not accredited investors who can invest $25K in something they believe in. But they do have the resources to invest $100, or maybe $1000. And they are doing so. Enthusiastically. Becoming a more integrated part of our community by making the decision to contribute to help us grow and continue our mission.

And, hopefully, one day in the not so distant future, that $100 investment will come back to them a thousand fold.

This is why my heart is full today.💖

If you want to check out the Community Round, here's the link: https://lnkd.in/g5SNhZnR

Email to personal connections:

I wanted to give you a heads up on the Community Investment Round that we launched a couple of weeks ago, Absolutely no expectations or pressure, but I wanted to be sure you were aware of it.

This platform for investment allows everyday, normal, not "investor" people to invest as little as $100 and still get equity and have a sense of ownership. It's particularly awesome for our Pandas and customers to get this chance. Here's the link to the Community Round for you to check out if you were interested. I am only sending this out to people in our direct community who are enthusiastic about our mission and have helped us with our growth thus far.

In just over 2 weeks we have raised over $48K of our initial $50K goal and a huge chunk of those investors have been customers and Pandas and many of them investing $100-$200. I am going to oversubscribe this round because of the excitement and participation of so many people in our community.

No pressure at all if you aren't interested, but I did want you to know about it since you believe so strongly in what we are doing and I would love to have you be a more formal part of the company! 😊

Private Facebook post to personal connections:

Sharing this here so all my friends can learn about what I have cooked up to build the community of support for My Panda and hopefully give a bunch of you a chance to make it big with me!! 😎
I found a way for friends, family, customers (even our Pandas!) to be a forever part of the company and own a piece of what we are building. You don't have to be a rich investor to get in early on a fast-growing company.
Watch the video, I will explain more - but in a nutshell you can invest as little as $100 to get shares in My Panda - which hopefully, if all goes as planned, will be worth way more in just a few short years. ☝️
Click this link to check out the Community Round investment page:
https://wefunder.com/my.panda
Feel free to share the link with anyone else you know who may want to invest in our growth. We will be using the money raised to help us expand, so if someone you know wants us to come into their town soon, they also can get in on this now. (I pitch to a group of investors next week so this round will only be open until the end of this week)
Text or DM with any questions - I am so excited to have some of you join me in partnership in this crazy endeavor!!😃